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October 18, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Merida Merger Corp. I

Registration Statement on Form S-4

Filed September 8, 2021

File No.: 333-259381

Ladies and Gentlemen:

On behalf of Merida Merger Corp. I (the “Company”), we respond as follows to the Staff’s comment letter, dated October 6, 2021, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Registration Statement on Form S-4

Questions and Answers About the Proposals

What happens if a substantial number of public stockholders vote in favor of the Business Combination Proposal..., page 7

1.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

We have revised the disclosure on pages 9, 10, 27, 28, 94, 95 and 96 of the Registration Statement as requested.

Securities and Exchange Commission

October 18, 2021

2.	Quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

We have revised the disclosure on page 8 of the Registration Statement as requested.

How do I exercise my redemption rights?, page 7

3.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

We have revised the disclosure on page 7 of the Registration Statement as requested.

What interests do the Sponsor and the current officers and directors of Merida have in the Business Combination?, page 8

4.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

We have revised the disclosure on pages 13, 37 and 132 of the Registration Statement as requested.

5.	Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

We respectfully submit that the disclosure in the Registration Statement currently sets forth all material interests in the transaction held by the Company’s sponsor and the Company’s officers and directors. However, we have revised the disclosure on pages 12, 36 and 131 of the Registration Statement as requested to include disclosure about how the board considered the conflicts in negotiating and recommending the business combination.

6.	Please expand your disclosure regarding the sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

We have revised the disclosure on page 13 of the Registration Statement as requested.

Securities and Exchange Commission

October 18, 2021

7.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

We have revised the disclosure on pages 13, 37 and 132 of the Registration Statement as requested.

8.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

We wish to advise the Staff that none of the shareholders that waived their redemption rights received any consideration in exchange for such agreement. We have revised the disclosure on pages 11, 103 and 111 of the Registration Statement.

Summary of the Proxy Statement/Prospectus/Consent Solicitation Statement, page 17

9.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

We have revised the disclosure on page 26 of the Registration Statement as requested.

10.	Please include an organizational chart depicting the ownership structure of Merida and Leafly before and after the business combination.

We have revised the disclosure on pages 24 and 25 of the Registration Statement as requested.

Merida's Sponsor and Officers and Directors, page 22

11.	We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders.

We have revised the disclosure on pages 31 and 105 of the Registration Statement as requested.

Securities and Exchange Commission

October 18, 2021

Recommendation of the Leafly Board of Directors to Leafly Shareholders, page 29

12.	Please include a brief discussion of the positive and negative factors considered by the board of directors.

We have revised the disclosure on page 39 of the Registration Statement as requested.

Risk Factors

We identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness..., page 63

13.	We note that you have begun a plan to remediate the material weakness in internal control over financial reporting. Please revise to clarify what remains to be completed in your remediation plan, how long you estimate it will take to complete your plan and any associated material costs that you have incurred or expect to incur.

We have revised the disclosure on page 74 of the Registration Statement as requested.

Unaudited Pro Forma Condensed Combined Financial Information, page 139

14.	Revise to provide a table showing the pro forma shares outstanding to be held by Leafly's existing security holders, Merida's public stockholders and Merida's Sponsor and the respective ownerships percentages following the business combination for the no redemption and maximum possible redemption scenarios.

We have revised the disclosure on page 154 of the Registration Statement as requested.

1. Basis of Presentation, page 144

15.	We note that your maximum redemption scenario is based on the maximum number of redemptions that may occur while still meeting the minimum cash condition of $85 million. We also note that should more than 7,658,804 public shares be redeemed, the Sponsor has agreed to subscribe for and purchase up to $10 million of shares of Common Stock and that Leafly may choose to waive the minimum cash requirement. Please revise the notes to the pro forma financials to show the impact on the financial statements under the various options available to cover the cash shortfall should more than 7,658,804 shares be redeemed. Refer to Article 11-02(a)(10) of Regulation S-X.

We have revised the disclosure on page 160 of the Registration Statement as requested.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 145

16.	We are unable to recalculate the pro forma adjustment amounts related to additional paid-in-capital and accumulated deficit on the pro forma balance sheet. Please revise to provide the amount of each adjustment included in the pro forma amounts, respectively, and consider providing a tabular reconciliation to the total pro forma adjustments.

We have revised the disclosure on page 156 of the Registration Statement as requested.

Securities and Exchange Commission

October 18, 2021

17.	We note that adjustment (aa) reflects stock-based compensation expense related to options issued to the CEO that will vest at the time of the merger. Please revise to disclose the amount of stock-based compensation expense reflected in this adjustment, and clarify which options will vest. In this regard, we note the disclosure on page 213 indicates that three types of stock options were issued to the CEO.

We have revised the disclosure on page 162 of the Registration Statement as requested.

4. Loss per Share, page 147

18.	Please revise to provide a reconciliation of the weighted average shares outstanding used in your pro forma earnings per share calculations.

We have revised the disclosure on pages 163 and 164 of the Registration Statement as requested.

Business of Leafly

Our Markets, page 193

19.	We note your disclosure that over 4,600 licensed retailers have subscribed to your service. Please tell us whether retailers can use any aspects of the platform without a subscription. To the extent they can, provide disclosure regarding the percentage of retailers that choose not to subscribe and what services they are able to use without a subscription.

We have revised the disclosure on page 212 of the Registration Statement as requested.

20.	You indicate that you generate revenue from every state or territory in the United States that permits cannabis sales. Please tell us whether any one State or territory represents more than 10% of your total revenue, and provide a discussion of such geographic concentration. In addition, to the extent that there are significant differences in revenue generated from states that have legalized recreational use as compared to those that have only legalized use for medical purposes, provide disclosure quantifying and discussing any known material trends in that regard.

Leafly respectfully advises the Staff that during the periods presented, no territory or other individual international market comprised 10% or more of Leafly’s revenue, while three states did, ranging from 10% to 17% each. Revenue from each other state that permits cannabis sales comprised between less than 1% and 7% of our revenue. Overall, Leafly earns less revenue from states where cannabis is only legalized for medical purposes, however, the state that comprises Leafly’s fourth largest market has legalized cannabis only for medical purposes. The overall percentages of our revenue from states where cannabis is only legalized for medical purposes and from those where it is legalized for adult use was generally consistent during the periods presented and each followed a similar trend line.

Securities and Exchange Commission

October 18, 2021

Projected Growth of the Cannabis Market, page 195

21.	We note that the Company uses internal estimates for projected growth in the cannabis sector to determine its future and current market share, total addressable market and serviceable market. Please revise to discuss the material assumptions made by management in determining such growth, explain why they are reasonable, and provide balancing disclosure regarding the uncertainty inherent in such projections, especially with regards to the cannabis industry.

We have revised the disclosure on page 212 of the Registration Statement as requested.

Leafly Management's Discussion and Analysis of Financial Condition and Results of Operations Key Metrics

Other Metrics, page 221

22.	We note your disclosure that monthly active users (MAUs) provides an indication of consumer engagement on your platform. Based on your definition of a user on page 192, it appears this might include retailers and brand partners in addition to consumers. Please revise to clarify who constitutes a user for the purposes of this metric and if it includes more than consumers, revise your description of the metric accordingly.

We have revised the disclosure on pages 238 and 239 of the Registration Statement as requested.

23.	We note your definition of order-enabled accounts. Please revise to clarify whether this is a subset of paying retailer accounts and includes only retailers with paid subscriptions, or whether this includes other subscribers, such as brand partners who pay for your brand subscription product, and/or consumers who have registered on your platform. Additionally, tell us who elects to enable the order functionality feature or whether it is standard with the purchase of a subscription. Also, tell us whether the account holder pays an additional fee to be order-enabled or if revenue is earned when a successful order is placed by the consumer.

We have revised the disclosure on page 239 of the Registration Statement as requested.

24.	We note your definition of retailer average revenue per account (ARPA). Please revise to clarify whether retailers who subscribe to your no-cost package are included within this metric. If so, please address how this might skew the average revenue per account. Additionally, please revise to define “active” in this context.

We have revised the disclosure on page 239 of the Registration Statement as requested.

Securities and Exchange Commission

October 18, 2021

25.	We note your discussion of licensed retailer accounts and order-enabled licensed retailer accounts on page 202. Please tell us what these amounts represent and how they compare to your key metrics ending retail accounts and order-enabled accounts. Tell us whether these measures are considered key metrics used by management and, if so, revise your disclosures here to disclose these amounts and percentages for each period presented.

Leafly respectfully advises the Staff that licensed retailer accounts and order-enabled license retailer accounts are the same as ending retail accounts and order-enabled accounts, respectively. Please see our revised disclosures on pages 212 and 239.

26.	Please briefly explain the importance of MAUs to the management of your business and explain how MAU correlates to growth in revenue, and other key performance indicators. In addition, further define the nature of the activity that counts a user as being "active." For example, clarify whether these users are recurring, indicate why a user would remain active on a monthly basis and disclose whether there is a requirement to access your platform on a monthly basis. Please also balance your discussion of MAU growth by briefly discussing the limitations of this metric, including that it does not measure the depth or quality of the user’s experience.

We have revised the disclosure on pages 238 and 239 of the Registration Statement to address the Staff’s comments.

27.	We note your disclosure on page 198 regarding the increase in consumer activity and order reservation volume. Please disclose your consumer order reservation activity and order reservation volume for the periods presented and clarify whether those are key performance indicators utilized by management in evaluating its business. To the extent they are, provide a discussion of each metric for each of the periods presented. In the alternative, tell us why you have included that discussion on page 198.

Leafly respectfully advises the Staff that order reservation activity/volume, while a measure of activity on Leafly’s platform, is not considered a key performance indicator (“KPI”) in Leafly’s business. It is a measure of output derived from the activities of a subset of customers and order-enabled retail accounts, but is not indicative of overall business performance. That is because online ordering is a feature that is only available in certain jurisdictions, where cannabis is legalized for medical or recreational use and where local regulations do not restrict such functionality. As such, it is limited in scope and application, and does not rise to the level of a KPI for the Leafly business. As regulations change, and online ordering becomes permissible, Leafly may reconsider including order reservation volume as a KPI in its business.

The disclosure on page 212 regarding online ordering activity was included to illustrate the macro impacts of COVID-19 on consumer behavior and general adoption of online ordering in cannabis.

Securities and Exchange Commission

October 18, 2021

Discussion of our Results of Operations - 2020 Compared to 2019, page 223

28.	Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. For example, you state that growth in revenue was due to increased volumes for display ads and onboarding of new retail subscriptions, offset in part by an overall reduction in prices, but you do not quantify any of these factors. In addition, you should remove vague terms such as “primarily” in favor of specific quantification. Similar revisions should be made throughout your results of operations discussion of revenue and expenses. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

We have revised the disclosure on pages 240 through 243 of the Registration Statement as requested.

Related Party Relationships, page 228

29.	For each of the related party transactions described in this section please disclose the name of the related person, the basis on which the person is a related person and the dollar value of the amount involved in the transaction. Refer to Item 404(d) of Regulation S-K.

We have revised the disclosure on pages 246 and 247 of the Registration Statement as requested.

Beneficial Ownership of Securities, page 230

30.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Castle Creek Arbitrage, LLC and Highbridge Capital Management LLC.

We have revised the disclosure on page 250 of the Registration Statement with respect to Castle Creek Arbitrage, LLC. However, the SEC filings for Highbridge do not list any natural person that exercises voting or dispositive power over the securities held by it. Accordingly, we have no basis to include such information with respect to this entity and have not done so.

Securities and Exchange Commission

October 18, 2021

Notes to the Consolidated Financial Statements of Leafly Holdings, Inc.

Note 2 - Significant Accounting Policies

Cash, Cash Equivalents, and Restricted Cash, page F-47

31.	Please provide us with a detailed breakdown of the items included in your total cash and cash equivalents and ensure that, at a minimum, you separately provide the amounts held in cash, time deposits and liquid investments. To the extent you hold any types of “highly liquid investments,” tell us what they are and provide the amounts held in each.

We have revised the disclosure on page F-47 of the Registration Statement as requested.

Revenue from Contracts with Customers, page F-48

32.	Please explain to us in greater detail and revise to describe the types of "additional service offerings" that may be included in contracts with multiple performance obligations.

We have revised the disclosure on page F-49 of the Registration Statement as requested.

33.	We note your disclosure that where the contract price differs from the standalone price of each individual product or service you may be required to allocate using the best estimate. Please clarify whether you have observable standalone selling price for these performance obligations and if you do not please revise to address the method by which you estimate the standalone selling price. Refer to ASC 606-10-32-34 and 606-10-50-20.

Leafly respectfully advises the Staff that Leafly has observable standalone selling prices for most of its performance obligations. The portion for which Leafly does not is immaterial. We have revised the disclosure on page F-49 accordingly.

Notes to Condensed Consolidated Financial Statements of Leafly Holdings, Inc. Note 12 - Equity Incentive Plans, page F-75

34.	You disclose that approximately $364,000 of unrecognized compensation cost related to stock options with a performance condition will be recognized commencing upon the earlier of closing a public offering or a change in control. Please tell us whether the business combination will satisfy this vesting criteria. As part of your response, please tell us how your disclosures here reflect the vesting of the CEO options noted on page 147.

Leafly respectfully advises the Staff that the Business Combination will not satisfy the vesting criteria associated with the $364,000 of unrecognized compensation cost. This figure reflects the terms of Leafly’s CEO’s performance-based options, as well as other performance-based options, as they existed as of June 30, 2021. Subsequent to quarter end, the CEO’s options were modified, subject to shareholder approval of the Mergers, to the terms described on page 230 in the subsection titled “Option Award Granted to Yoko Miyashita.” As the modifications are contingent on shareholder approval of the Mergers, the terms will not be modified if the Mergers do not close. However, if the Mergers do close, the amount of incremental stock-based compensation expense Leafly anticipates New Leafly will recognize upon closing is the amount disclosed in footnote “(aa)” to the Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations on page 162 of the Registration Statement.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Peter Lee
Kyle C. Krpata, Esq.
James R. Griffin, Esq.